Exhibit 99.1

Glass House Brands Reports First Quarter 2024 Financial Results

-     First Quarter 2024 Revenue was $30.1 million, exceeding guidance and up 9% year- over-year

-     Biomass production reached 61,334 pounds in Q1, ahead of guidance and up 28% year- over-year with no expansion in cultivation footprint

-     Cost per Equivalent Dry Pound of Production(1) was $182 per pound, a 7% decrease versus Q1 2023

-     Finished the First Quarter with a cash balance of $24 million

-     Greenhouse 5 is now running at full capacity and will have its first full quarter of production and sales in Q2 of this year.

-     Q2 2024 revenue projected to achieve a new record high of between $52 million to $54 million

-    Conference Call to be held today May 14, 2024 at 5:00 p.m. ET

LONG BEACH, CA and TORONTO, May 14, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)

•	Net Sales of $30.1 million, an increase of 9% from $27.6 million in Q1 2023 and down 26% sequentially from $40.4 million in Q4 2023;

•	Gross Profit was $12.5 million, compared to $12.6 million in Q1 2023 and $18.0 million in Q4 2023;

•	Gross Margin was 42%, compared to 46% in Q1 2023 and 45% in Q4 2023;

•	Adjusted EBITDA(2) was $(1.6) million, compared to $0.5 million in Q1 2023 and $3.8 million in Q4 2023.

•	Operating Cash Flow was negative $1.9 million, compared to $4.5 million in Q1 2023 and $1.4 million in Q4 2023.

•	Cost per Equivalent Dry Pound of Production was $182 a decrease of 7% compared to the same period last year.

•	Equivalent Dry Pound Production(3) was 61,334 pounds, up 28% year-over-year;

•	Cash balance was $24.4 million at quarter-end versus $16.4 million at the end of Q1 2023.

Management Commentary

“The first quarter of 2024 was another very successful quarter for Glass House where we exceeded Q1 guidance across all operating metrics including cash, sales, production and Adjusted EBITDA,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House.

“We produced 61,300 pounds of biomass, revenue of $30.1 million and gross profit of $12.5 million or 42% of net revenue during the first quarter, all ahead of our guidance. Greenhouse 5 is now running at full capacity and will have its first full quarter of production and sales in Q2 of this year. We are very pleased with the initial production volumes, quality and yields that are coming out of this facility, and are confident that the facility will continue to pick up steam as the year progresses.”

“I am particularly proud of our retail and CPG teams. We saw a 4% increase in CPG revenue versus Q4 2023 with Allswell revenue growing by 20%. The Allswell eighth priced at $9.99 out- the-door, including taxes, has been one of our most successful launches ever and shows the strength of our vertical integration, from farm to consumer. In early March, we introduced this new pricing across all of our stores, and it resulted in the Allswell Eighth becoming our best-selling product by unit sales volume, up from the No. 2 position in January and February. This offering dovetailed nicely with our retail dispensary strategic pricing plan, driving increased foot traffic to our dispensaries across the board in March.”

First Quarter 2024 Operational Highlights

•	Glass House Brands Named to 2024 OTCQX Best 50

•	Glass House Brands Commences Cultivation in Greenhouse 5 at the SoCal Farm

•	Glass House Brands Announces Resignation of Board Member John Pérez

•	Glass House Brands to Participate in Inaugural Benzinga Cannabis Market Spotlight Event

•	Glass House Brands Announces Intent to Restate Certain Historical Financial Statements

•	Glass House Brands to Participate in the 36th Annual Roth Conference to be Held March 17th-19th, 2024

•	Final Judgment of $2,865,000 Entered Against Element 7 in Favor of GH Group

Subsequent Events

•	Glass House Brands CEO Kyle Kazan to Headline the Keynote Session at the Benzinga Cannabis Capital Conference on April 16-17

•	Glass House Brands to Hold 3rd Annual Investor Sesh on Friday, June 21st (Register Here)

Q1 2024 Financial Results Discussion

Net revenues for Q1 2024 were $30.1 million, 9% growth versus Q1 2023 and a 26% sequential decrease versus Q4 2023. This exceeded our previous Q1 2024 guidance range of $28 million to $29 million. The sequential decline was driven by the typical seasonal reduction in production of biomass due to lower sunlight levels for plants harvested in Q1 compared to Q4.

Wholesale biomass revenue of $15.9 million increased 10% versus Q1 2023 and was down 40% sequentially. Biomass production reached 61,334 pounds in Q1, ahead of guidance and up 28% year-over-year with no expansion in cultivation footprint.

Retail revenue in Q1 2024 was $9.9 million, compared to $9.6 million in the previous quarter and $9.4 million in Q1 2023. It should be noted that during the quarter we made changes to our retail loyalty program that reduced our points liability by approximately $0.3M and improved sales and margin by the same amount.

Wholesale CPG revenues were $4.3 million compared to $4.1 million last quarter and $3.7 million in Q1 2023. The CPG market remains very competitive given the ongoing price discounting and heavy promotional activity. As stated in Q4 2024, we are committed to our policy of selling to dispensaries that are current on payments and limiting our credit exposure, so we are not heavily concentrated on any one customer. As a result, we have not experienced material AR payment defaults and, during the first quarter, the percentage of our accounts that were current on their payments averaged over 70%, a percentage we believe is among the best in California cannabis.

Consolidated gross profit was $12.5 million, or 42% of net revenues, compared to $12.6 million, or 46%, in Q1 2023 and $18.0 million, or 45% in Q4 2023. The lower gross margin is mainly due to a higher sales mix of trim relative flower and smalls than in Q4 and Q1 of last year.

Average selling price was $282 per pound, just above guidance of $280 per pound and up from $272 per pound in the fourth quarter of 2023. Cost per pound was $182, slightly lower than guidance of $185, and wholesale gross margin was 39%.

General and administrative expenses were $13.5 million in Q1 2024, up 19% from $11.4 million last year and up 2% from $13.3 million last quarter. The increase versus 2023 is almost entirely driven by an increase in stock compensation from new equity grants effective January 1, 2024. Excluding stock compensation, general and administrative expenses increased 2% versus the same period last year. G&A was up slightly in Q1 versus Q4 2023 because the Q1 2024 increase in stock compensation was offset by lower salary expense in Q1 versus Q4 2023 as there was no bonus accrual in Q1 2024.

Sales and marketing expenses were $0.48 million, down from $0.65 million during the same period last year and down from $0.63 million in Q4.

Professional fees of $3.7 million were up versus $1.5 million in Q1 2023 and $1.9 million in Q4 2023. The $1.8 million increase versus Q4 2024 is related to incremental expenses from the restatements for 2021, 2022 and the first quarter of 2023 that were completed in Q1 2024 and higher legal fees related to litigation.

Depreciation and amortization in Q1 2024 were $3.7 million, versus $3.5 million in Q4 and $3.8 million in the same period last year.

Adjusted EBITDA was $(1.6) million in Q1, above the high end of guidance of $(2.0) to $(4.0) million. The sequential decrease from positive $3.8 million in Q4 was mainly due to lower gross profit due to the seasonal decline in revenue and a lower gross margin percent.

As of the end of the first quarter, the Company had $24.4 million in cash, compared to $16.4 million at the end of the first quarter of 2023 and $32.5 million at year-end 2023. This was ahead of our guidance of $21 million for quarter-end cash, as operating cash flow for the first quarter was better than originally anticipated at negative $1.9 million, versus guidance of negative $3 million to negative $4 million. Both inventory and accounts receivable were slightly lower than budget and Q1 Capex spending also benefited ending cash relative to guidance, as it was $2.4 million versus guidance of $4 million, as some of the expected capex payments were pushed into the second quarter.

2024 Outlook

The Company is providing the following guidance for the second quarter of 2024 based on the strength of our first quarter results and current trends in 2024.

Q2 2024 Outlook

We expect to set a new record high for single quarter revenue at $52.0 million to $54.0 million, up 76% sequentially and 19% percent year-on-year at the mid-point of guidance

We are raising Q2 biomass production guidance to 128,000 to 130,000 pounds from a previous 125,000 to 127,000 pounds, as initial production levels have somewhat outperformed expectations with the increase coming from trim. This will represent 110% sequential and 25% year-on-year growth at the mid-point of guidance. We expect visibility on Greenhouse 5’s production capabilities to improve as we move through Q2 and as we complete several planting and harvest cycles in the greenhouse.

Average selling price for wholesale biomass is projected to be $330 to $335 per pound which is down from our prior guidance of $350 to $355 due to a higher mix of trim being sold compared to prior guidance. It is also slightly below our second quarter 2023 ASP of $340 per pound. The new guidance assumes that pricing of flowers and smalls remains at the same levels seen during the second half of Q1 2024.

Cost of production is projected to fall to $150 per pound, down 18% sequentially but an 8% increase year-over-year, due to start-up costs from Greenhouse 5.

Retail and CPG revenue is expected to be roughly flat from Q1 as we continue to expect a highly promotional and price driven retail landscape.

We expect consolidated gross margin to be approximately 50% which is up about 8 percentage points versus the Q1 level of 42%, driven mainly by a higher margin in wholesale biomass as a result of the higher mix of flower production during the second quarter versus the first quarter. In addition, we expect Adjusted EBITDA to be a positive $10 million to $12 million and operating cash flow to be a positive $8 million to $10 million. We expect to see cash end the quarter at around $25 million as Greenhouse 5 output and sales ramp up in May/June. Within the quarter, we expect cap ex spending to be about $4 million as we make the final payments associated with Phase 2 and add some additional investments in automation and infrastructure at the Camarillo farm. Similar to the first quarter, we will make $1.9 million in dividend payments and $1.9 million in debt amortization payments.

2024 Fiscal Year Outlook

We are maintaining revenue guidance of $215 to $220 million for 2024, a 35% increase at the mid-point of guidance. We continue to expect Adjusted EBITDA to exceed $50 million during 2024 and for operating cash flow to be in the mid $30 million range. Cash flow will grow at a slower rate than Adjusted EBITDA due to working capital associated with starting up Greenhouse 5. This guidance does not include the $11.5 million ERTC refund we expect to receive later this year.

We are raising our guidance for wholesale biomass production by 5,000 pounds to 525,000 to 535,000 pounds, which represents a 49% increase over 2023 at the mid-point of guidance. Cost per pound is projected to be $135 per pound, which is roughly flat to our 2023 cost of $136 per pound. The increase in guidance for 2024 wholesale biomass production reflects the higher-than- expected production in the first quarter and the increase in our Q2 guidance. Although Greenhouse 5 is delivering ahead of expectations, it is nonetheless still in its first full quarter of operations. Therefore, we are maintaining our current production guidance for the second half of the year until we have additional experience from which to develop a more robust baseline of expectations.

We expect pricing to drop in the second half of the year as compared to the first half of the year following a similar pattern to last year as industry production increases in the second half. We are planning on flower and smalls pricing to be modestly lower than last year in the second half but we expect our average selling price in the second half of 2024 to be about flat to up slightly as a result of an improved product mix vs. the second half of 2023. We are revising our projected average selling price to between $310 and $315 per pound for the year, down slightly from the previous $315 to $320, due to the higher percentage of trim we are seeing in our sales mix.

Combined revenues from Retail and CPG are projected to be up mid-single digits in the second half of the year as we expect our retail dispensary strategic pricing plan will drive higher sales as foot traffic builds. However, we are planning for the difficult market conditions in both retail and the branded business to continue in 2024.

Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).

Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / (Loss)

(000's)	Q123	Q423	Q124
Revenues, net	$27,555	$40,429	$30,101
Cost of goods sold	$14,981	$22,417	$17,574
Gross profit	$12,574	$18,012	$12,526
% of Net Sales	46%	45%	42%

Expenses:
General and administrative	$11,386	$13,287	$13,528
Sales and marketing	$652	$634	$477
Professional fees	$1,500	$1,898	$3,663
Depreciation and amortization	$3,836	$3,545	$3,716
Impairment	$19,670	$31,816	$-
Total expenses	$37,045	$51,180	$21,384
Gain (Loss) from Operations	$(24,471)	$(33,168)	$(8,858)
Interest Expense	$2,080	$3,033	$2,205
Other expense	$5,858	$6,132	$6,371
Total other expense	$7,938	$9,165	$8,577
Provision for income taxes	$2,374	$(4,218)	$834
Net income (Loss)	$(34,783)	$(38,115)	$(18,269)

Adjusted EBITDA

(000's)	Q123	Q423	Q124
Net income (loss)	$(34,783)	$(38,115)	$(18,269)
Interest	$2,080	$3,033	$2,205
Depreciation and amortization	$3,836	$3,545	$3,716
Taxes	$2,374	$(4,218)	$834
EBITDA (non-GAAP)	$(26,492)	$(35,755)	$(11,513)

Share-based Compensation Expense	$1,631	$1,909	$3,272
Stock Appreciation Rights Expense	$-	$119	$345
Loss on Equity Method Investments	$2,264	$(35)	$(18)
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$(13)	$(195)	$(113)
Impairment Expense	$19,670	$31,816	$-
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$-	$-	$-
Non-Operational Startup Costs	$-	$-	$-
Change in Fair Value of Contingent Liabilities	$3,410	$5,913	$6,465
Non-Operational Notes Receivable Bad Debt Reserve	$-	$-	$-
Loan Amendment Fee	$-	$-	$-
Acquisition Related Professional Fees	$-	$-	$-
Adjusted EBITDA (non-GAAP)	$469	$3,773	$(1,562)

Select Cash Flow Information

(000's)	Q123	Q423	Q124
Net Income (Loss)	$(34,783)	$(38,115)	$(18,269)

Share-based compensation	1,631	1,909	3,272
Depreciation and amortization	3,836	3,545	3,716
Other	25,856	40,209	6,974

Cash From Net Income (Loss)	$(3,460)	$7,548	$(4,308)

Accounts receivable	2,343	687	981
Prepaid expenses and other current assets	3,369	91	418
Inventory	(2,324)	3,121	(2,371)
Other assets	(48)	294	105
Accounts payable and accrued liabilities	2,572	1,903	2,897
Income taxes payable	2,004	(12,812)	309
Other	1	608	94

Working Capital Impact	$7,918	$(6,108)	$2,432

Operating Cash Flow	$4,458	$1,441	$(1,875)

Purchases of property and equipment	(1,090)	(6,076)	(2,405)
Other	(45)	(183)	-
Net Investing Activities	$(1,135)	$(6,258)	$(2,405)

Distributions to Preferred Shareholders	(1,367)	(1,940)	(1,937)
Other	269	1,389	(1,898)
Net Financing Activities	$(1,099)	$(551)	$(3,836)

Cash Change	2,225	(5,369)	(8,116)

Cash and cash equivalents, beginning of period	14,144	37,893	32,524

Cash and Cash, Equivalents, End of Period	$16,368	$32,524	$24,408

Select Balance Sheet Information

(000's)	Q123	Q423	Q124
Cash, Cash Equivalents and Restricted Cash	$16,368	$32,524	$24,408
Accounts receivable, net	2,527	3,979	3,008
Prepaid expenses and other current assets	4,387	3,873	3,455
Inventory	13,274	8,840	11,210
Current portion of notes receivable	1,301	-	-
Total Current assets	$37,856	$49,216	$42,081
Operating and finance lease right-of-use assets, net	10,833	10,860	10,621
Investments	1,982	2,327	2,345
Property, plant and equipment, net	214,202	215,686	214,712
Intangible Assets, Net and Goodwill	53,632	21,213	21,007
Deferred Tax Asset	1,436	-	-
Other assets	4,753	4,472	4,480
Total Assets	$324,695	$303,775	$295,247

Accounts payable and accrued liabilities	$24,627	$26,932	$29,771
Income taxes payable	9,606	7,879	8,188
Contingent earnout liability	18,059	34,589	41,042
Shares payable	8,596	8,570	8,581
Current portion of operating and finance lease liabilities	1,193	1,839	1,822
Current portion of notes payable	48	7,550	7,551
Total current liabilities	$62,129	$87,359	$96,956
Operating and finance lease liabilities, net of current portion	9,756	9,224	9,035
Other non-current liabilities	3,055	5,444	5,970
Deferred tax liabilities	-	-	-
Notes payable, net of current portion	62,887	56,513	54,883
Total Liabilities	$137,827	$158,539	$166,843
Preferred Equity Series B, C and D	58,299	78,153	79,936
APIC, Accumulated Deficit and Non-Controlling Int.	128,570	67,083	48,468
Total Shareholders' Equity	186,869	145,236	128,404
Total Liabilities and Shareholders' Equity	$324,695	$303,775	$295,247

Equity Table

(000's)	Q1 24	Q4 23	Change	Comments
Total Equity and Exchangeable Shares	71,230	70,941	289	Exercise of RSU's and Convertible Notes
Total Warrants
Series D	3,000	3,000	-	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	-	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,900	10,000	(100)	Exercise price of $5.00 with an expiration date of August 2027
Series A	2,654	2,654	-	Exercise price of $10.00 with an expiration date of June 2024
SPAC	30,665	30,665	-	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	47,219	47,319	(100)
Stock Options	1,370	1,436	(66)	Exercise Price between $2.26 and $4.60 with expiration dates from October 2024 to October 2026
RSU's	3,731	2,534	1,198	Up to 3-year vesting through 2026
Total	5,101	3,969	1,132
Share Price at Quarter End	$8.00	$4.72	$3.28

Convertible Debentures
Series A	$11,895	$11,895	$-	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	$4,111	$4,111	$-	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total	$16,006	$16,006	$-
# of Shares if converted assuming share price at quarter end	2,001	3,391	(1,390)

Revenue

(000's $)	Q123	Q223	Q323	Q423	Q124	FY22	FY23
Retail (B2C)	$9,373	$10,073	$10,058	$9,574	$9,921	$26,731	$39,078
Wholesale CPG (B2B)	$3,715	$3,954	$4,290	$4,103	$4,253	$16,770	$16,062
Wholesale (Biomass (B2B)	$14,467	$30,639	$33,839	$26,752	$15,927	$41,373	$105,696
Total	$27,555	$44,665	$48,187	$40,429	$30,101	$84,874	$160,836

Sequential % Change
Retail (B2C)	-12%	7%	0%	-5%	4%
Wholesale CPG (B2B)	-1%	6%	9%	-4%	4%
Wholesale (Biomass (B2B)	-7%	112%	10%	-21%	-40%
Total	-8%	62%	8%	-16%	-26%

% change to LY
Retail (B2C)	93%	108%	56%	-10%	6%	23%	46%
Wholesale CPG (B2B)	70%	0%	-38%	10%	14%	-13%	-4%
Wholesale (Biomass (B2B)	182%	358%	142%	71%	10%	87%	155%
Total	126%	188%	77%	35%	9%	34%	89%

Gross Profit

(000's $)	Q123	Q223	Q323	Q423	Q124	FY22	FY23
Retail (B2C)	$5,281	$5,487	$5,594	$5,190	$5,253	$11,498	$21,552
Wholesale CPG (B2B)	$1,128	$239	$241	$(385)	$1,065	$76	$1,223
Wholesale (Biomass (B2B)	$6,165	$18,646	$20,176	$13,207	$6,209	$9,138	$58,194
Total	$12,574	$24,372	$26,011	$18,012	$12,526	$20,712	$80,969

% of Revenue
Retail (B2C)	56%	54%	56%	54%	53%	43%	55%
Wholesale CPG (B2B)	30%	6%	6%	-9%	25%	0%	8%
Wholesale (Biomass (B2B)	43%	61%	60%	49%	39%	22%	55%
Total	46%	55%	54%	45%	42%	24%	50%

Wholesale Biomass Production and Cost per Pound

	Q123	Q223	Q323	Q423	Q124	FY22	FY23
Equivalent Dry Pounds of Production	48,099	103,336	101,825	103,462	61,334	193,723	356,722
% change to LY	188%	282%	36%	37%	28%	100%	84%

Cost per Equivalent Dry Pounds of Production	$196	$139	$118	$121	$182	$144	$136
% change to LY	-18%	-12%	-12%	-5%	-7%	-24%	-6%

Ending Operational Canopy (000 sq. ft)	959	959	959	959	959	959	959

Wholesale Biomass Sold and Average Selling Price per Pound

	Q123	Q223	Q323	Q423	Q124	FY22	FY23
Equivalent Dry Pounds Sold	49,923	90,174	100,661	98,199	56,432	172,392	338,958
% change to LY	179%	354%	47%	49%	13%	149%	97%
Equivalent Dry Pounds Sold Average Selling price	$290	$340	$336	$272	$282	$240	$312
% change to LY	1%	1%	65%	15%	-3%	-25%	30%

Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call

The Company will host a conference call to discuss the results today, May 14, 2024 at 5:00 p.m. Eastern Time.

Webcast:	Register Here
Dial-In Number:	1-888-664-6392
Replay:	1-888-390-0541
Replay Code:	647010#

(replay available until 12:00 midnight Eastern Time Tuesday, May 21, 2024)

In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and MD&A for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.

The Company has provided a table above that provides a reconciliation of the Company's net profit/loss to Adjusted EBITDA for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 and three months ended December 31, 2023.

Footnotes and Sources:

1.	Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.

2.	EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.

3.	Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; guidance that Greenhouse 5 is now running at full capacity and will have its first full quarter of production and sales in Q2 of this year; guidance that Q2 2024 revenue is projected to achieve a new record high of between $52 million to $54 million; guidance that the Company is confident that Greenhouse 5 will continue to pick up steam as the year progresses; guidance that Q2 biomass production will reach 128,000 to 130,000 pounds; guidance that the Company expects visibility on Greenhouse 5’s production capabilities to improve as we move through Q2 and as we complete several planting and harvest cycles in the greenhouse; guidance that the Company’s Q2 2024 average selling price for wholesale biomass is projected to be $330 to $335 per pound; guidance that the Company assumes that Q2 2024 pricing of flowers and smalls will remain at the same levels seen during the second half of Q1 2024; guidance that Q2 2024 cost of production is projected to be $150 per pound; guidance that Q2 2024 Retail and CPG revenue is expected to be roughly flat from Q1 as the Company continues to expect a highly promotional and price driven retail landscape; guidance that Q2 2024 consolidated gross margin is expected to be approximately 50%; guidance that the Company expects Q2 2024 Adjusted EBITDA to be a positive $10 million to $12 million and operating cash flow to be a positive $8 million to $10 million; guidance that the Company expects to see cash end Q2 2024 at around $25 million as Greenhouse 5 output and sales ramp up in May/June; guidance that within Q2 2024, the Company expects cap ex spending to be about $4 million as it makes the final payments associated with Phase 2 expansion and adds some additional investments in automation and infrastructure at the Camarillo farm; guidance that similar to the first quarter, the company will make $1.9 million in dividend payments and $1.9 million in debt amortization payments in Q2 2024; guidance the Company projects revenue of $215 to $220 million for 2024; guidance the Company expects Adjusted EBITDA to exceed $50 million during 2024 and for operating cash flow to be in the mid $30 million range; guidance cash flow will grow at a slower rate than Adjusted EBITDA due to working capital associated with starting up Greenhouse 5 and that this guidance does not include the $11.5 million ERTC refund the Company expects to receive later this year; guidance that the Company projects 2024 wholesale biomass production of 525,000 to 535,000 pounds; guidance that 2024 cost per pound is projected to be $135 per pound; guidance that although Greenhouse 5 is delivering ahead of expectations, it is nonetheless still in its first quarter of operations and that, therefore, the Company is maintaining its current production guidance for the second half of the year until it has additional experience from which to develop a more robust baseline of expectations; guidance that the Company expects pricing to drop in the second half of the year as compared to the first half of the year following a similar pattern to last year as industry production increases in the second half; guidance that the company is planning on flower and smalls pricing to be modestly lower than last year in the second half of 2024 but that the Company expects average selling price in the second half of 2024 to be about flat to up slightly as a result of an improved product mix vs. the second half of 2023; guidance that the Company projects its average selling price to between $310 and $315 per pound for the year; guidance that combined revenues from Retail and CPG are projected to be up mid-single digits in the second half of the year as the Company expects its retail dispensary strategic pricing plan to drive higher sales as foot traffic builds; guidance that the Company is planning for the difficult market conditions in both retail and the branded business to continue in 2024.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com